EXHIBIT 99.1

GameSquare Closes First Tranche of its Previously Announced Private Placement

May 30, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), announces the closing of the first tranche totaling C$2.8 million of its previously announced $3.0 million non-brokered private placement (the “Offering”). The investment illustrates the strong support that the Company has from its largest shareholders, Goff Capital and the Jones Family, the owners of the Dallas Cowboys. Closing of the Offering provides the Company with access to additional capital to support its growth goals.

The Company issued 20,040,429 common shares in the capital of the Company (the “Common Shares”) at a price of C$0.14 per Common Share. The net proceeds of the Offering are to be used to advance the business of GameSquare and for general corporate purposes. All of the Common Shares issued under the Offering are subject to a hold period expiring four months and one day after the date of issuance.

Participation by insiders in the Offering constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); however, the participation of such insiders was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Common Shares subscribed for by the insiders, nor the consideration for the Common Shares to be paid by such insiders, exceeded 25% of the Company’s market capitalization.

The Common Shares issued under the Offering have not been registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), as amended, and the Common Shares may not be offered or sold in the United States, absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares. The offering or sale of the Common Shares shall not be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Pursuant to the closing of the Offering, certain affiliates of Goff Capital, Inc., each of which is under the control or direction, as applicable, of Mr. John Goff, acquired ownership or control or direction over an aggregate of 13,482,857 Common Shares. Prior to the completion of the Offering, Mr. Goff owned or controlled, directly or indirectly, 34,894,791 Common Shares and 7,968,750 warrants to acquire Common Shares, representing approximately 16.99% of the outstanding Common Shares (assuming the exercise of all warrants to acquire Common Shares over which he exercises direction or control). Following the closing of the first tranche of the Offering, Mr. Goff owns or controls, directly or indirectly, Common Shares representing approximately 20.69% of the outstanding Common Shares (assuming the exercise of all warrants to acquire Common Shares over which he exercises direction or control).

The Common Shares acquired by entities over which Mr. Goff exercises control or direction, as applicable, were acquired for investment purposes. In accordance with applicable securities laws, Mr. Goff, may from time to time and at any time, directly or otherwise, increase or decrease his ownership of Common Shares of GameSquare in the future and reserves the right to acquire or dispose of any or all of the Common Shares or warrants held, directly or indirectly, by him in accordance with applicable securities laws depending on market conditions, the business and prospects of the Company and other relevant factors.

Mr. Goff will file an early-warning report in respect of the foregoing under the Company’s profile on www.SEDAR.com.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. GameSquare owns a portfolio of companies including Code Red Esports Ltd. (“Code Red”), an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming and its wholly owned subsidiary corporation, GCN, Inc. (“GCN”), a digital media company focusing on the gaming and esports audience based in Los Angeles, USA. The Company continues to seek to acquire additional strategic assets and entities serving the gaming and esports markets, and more broadly, in sports and entertainment.

Contact

For further information, please contact investor relations:

Kevin Wright, President and Chairman

Phone: (647) 459-0423

Email: IR@gamesquare.com

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.